Filed by FREYR Battery, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: FREYR Battery, Inc.
Commission File No.: 333-274434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 6, 2023

FREYR Battery
(Exact name of registrant as specified in its charter)

Luxembourg	001-40581	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

22-24, Boulevard Royal, L-2449 Luxembourg
Grand Duchy of Luxembourg

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +352 621 727 777

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, without nominal value	FREY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	FREY WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.
On November 6, 2023, FREYR Battery (“FREYR” or the “Company”) issued a press release announcing that it would be holding an extraordinary general meeting of shareholders on December 15, 2023, with respect to its previously announced process to redomicile from Luxembourg to the U.S., which is attached hereto as Exhibit 99.1.
In connection with the extraordinary general meeting, on November 6, 2023, FREYR also made available to its shareholders (i) its convening notice for the extraordinary general meeting of shareholders, (ii) the proxy statement for the extraordinary general meeting of shareholders, (iii) the proxy card for the extraordinary general meeting of shareholders, and (iv) the accompanying supplement for the extraordinary general meeting, which are attached hereto as Exhibits 99.2, 99.3, 99.4, and 99.5, respectively.
FREYR is a foreign private issuer as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The solicitation of proxies for the Company’s extraordinary general meeting is not subject to the proxy requirements of Section 14(a) of the Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. The information in this item 7.01, including the Exhibits 99.2, 99.4 and 99.5 attached hereto, was prepared under the laws of Luxembourg, and is not comparable in all respects to a proxy statement and proxy card prepared under the Exchange Act standards for U.S. registrants.
The information in this item 7.01, including the Exhibits 99.1 through 99.5 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act nor shall it be deemed incorporated by reference in any filling under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated November 6, 2023.
99.2	Convening Notice for the Extraordinary General Meeting of Shareholders of FREYR Battery.
99.3	Proxy Statement for the 2023 Extraordinary General Meeting of Shareholders.
99.4	Proxy Card for FREYR Battery Extraordinary General Meeting.
99.5	Accompanying Supplement for FREYR Battery Extraordinary General Meeting.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FREYR BATTERY

Date: November 6, 2023	By:	/s/ Oscar K. Brown
	Name:	Oscar K. Brown
	Title:	Group Chief Financial Officer

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